SAM LEE LAUNDRY, LLC

Unaudited Financial Statements For The Year Ended December 31, 2016

April 7, 2017



Jason M. Tyra
CPA PLLC

Independent Accountant's Review Report

To Management
Sam Lee Laundry, LLC
San Francisco, CA

We have reviewed the accompanying balance sheet of Sam Lee Laundry, LLC as of December 31, 2016, and the related statements of income, retained earnings, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
April 7, 2017

1341 West Mockingbird Lane, Suite 600W
Dallas, TX 75247
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

SAM LEE LAUNDRY, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016
_____

ASSETS

CURRENT ASSETS

Cash	$	45,938
Accounts Receivable		265,495
Other Current Assets		9,851
TOTAL CURRENT ASSETS		321,284

NON-CURRENT ASSETS

Fixed Assets, Net	257,494
Right of Use- Boxcar Theatre	980,217
TOTAL NON-CURRENT ASSETS	1,237,711
TOTAL ASSETS	$ 1,558,995

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES

Accounts Payable	115,351
Payroll Taxes Payable	1,760
Producer Loans	150,000
TOTAL CURRENT LIABILITIES	267,110

NON-CURRENT LIABILITIES

Line of Credit	980,217
TOTAL LIABILITIES	1,247,327

MEMBERS' EQUITY

Contributed Capital	1,535,624
Retained Earnings (Deficit)	(1,223,956)
TOTAL MEMBERS' EQUITY	311,668
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,558,995

SAM LEE LAUNDRY, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016
_____

Operating Income

Revenue	$	762,763

Operating Expense

Personnel Expense	908,988
Venue Development	250,000
Production Expenses	333,989
Payments to Boxcar Theatre	317,409
General and Administrative	70,776
Advertising	36,694
Depreciation	10,302
	1,928,158

Net Income	$	(1,165,395)

SAM LEE LAUNDRY, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016
_____

Cash Flows From Operating Activities	
Net Income (Loss) For The Period	$ (1,165,395)
Change in Payables	115,119
Change in Receivables	(264,094)
Change in Other Current Assets	(466)
Change in Other Current Liabilities	156,375
Net Cash Flows From Operating Activities	(1,158,462)
Cash Flows From Investing Activities	
Purchase of Fixed Assets	(267,796)
Depreciation	10,302
Net Cash Flows From Investing Activities	(257,494)
Cash Flows From Financing Activities	
Producer Loans	150,000
Change in Contributed Capital	918,924
Net Cash Flows From Investing Activities	1,068,924
Cash at Beginning of Period	392,970
Net Increase (Decrease) In Cash	(347,032)
Cash at End of Period	$ 45,938

SAM LEE LAUNDRY, LLC
STATEMENT OF MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

_____

Balance at January 1, 2016	$	559,453
Securityholder Contributions		921,798
Members' Units issued for expenses		54,373
Accumulated Loss		(1,223,956)
Balance at December 31, 2016		311,668

Note A– Description of Business

Sam Lee Laundry LLC (the "Company") is a theatrical production company organized in the State of California for the purpose of producing the immersive theatre experience "The Speakeasy" (the "Play") in the City and County of San Francisco.

Note B- Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company are prepared in accordance with the accrual method, under the accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Prepaid Expenses

Prepaid expenses as of December 31, 2016 consisted of $8,335 paid to Speakeasy Rights LLC, in respect of advance licensing fees due in accordance with the License Agreement for the Play. This Company is a related party, as it shares common ownership.

Commitments and Contingencies

The Company has entered into a "Theatrical Production Agreement" with Boxcar Theatre, Inc. ("Boxcar"), in accordance with which it will produce the Play at a venue leased by Boxcar. Boxcar entered into a building lease agreement on January 20, 2015. The term of the lease agreement is ten years. The Term may be extended by three additional periods of five years. The monthly base rent is $15,083 and $22,625 for Year 1 and Year 2, respectively, and a consecutive increase by 3% for every forthcoming year. The Theatrical Production Agreement does not require the Company to guarantee any portion of Boxcar's lease payments, but Boxcar's ability to meet its obligations under the lease may be affected by ticket sales of the Company's productions.

Advertising and Promotion

The cost of advertising and promotion is expensed as incurred. For the year ended December 31, 2016, the Company incurred advertising and promotion expenses of $36,694.

Income Taxes

The Company has elected to be taxed as a partnership for federal income tax purposes. Accordingly, the Company will assign to its members a distributive share of all income, expense, depreciation, and other items, and no provision for income taxes has been included in the accompanying financial statements. The Company's information filings submitted to the Internal Revenue Service for the federal jurisdiction of the United States for tax years 2015 and 2016 will remain subject to review until expiration of the statutory period in 2019 and 2010, respectively.

The Company is subject to franchise tax requirements in the State of California. The Company's California franchise tax filings for 2015 and 2016 remain subject to review until expiration of the statutory period in 2020 and 2021, respectively.

Concentration Risks

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Examples include future cash flows for consideration of impairment losses. Actual results could differ from those estimates.

Note C – Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

It is the conclusion of management that the Company shall be able to meet its obligations during the next twelve months. The Company will conduct an equity crowdfund offering during the first and second quarter of 2016 for the purpose of raising additional operating capital. The Company's ability to continue as a going concern may be dependent on the success of the offering or management's other efforts to raise funds.

Note D - Capital Contributions

As of December 31, 2016, the Company had received a total of $1,535,624 in capital contributions, including $65,000 from the Managing Members of the Company.

In addition, the Company has entered into agreements with several contractors that specify compensation in the form of equity interests in lieu of cash. The Company only enters into such agreements when they result in a reduction in cash expenditures and not as a form of incentive or bonus compensation. During the year ended December 31, 2016, the Company awarded Series A equity interests equal to a $54,373 capital contribution to contractors, and has recorded this interest as a non-cash capital contribution in the Statements of Financial Condition.

Note E – Related Party Transactions

The Company has entered into a "Theatrical Production Agreement" with Boxcar Theatre, Inc. ("Boxcar"), in accordance with which it will produce the Play at a venue leased by Boxcar. This agreement specifies sharing of revenue and each party's responsibilities towards production of the Play. Nicholas A. Olivero, one of the Managing Members of the Company, is the Founder and Artistic Director of Boxcar. According to the Theatrical Production Agreement, the Company shall provide to Boxcar an amount no less than $250,000 for the purpose of supporting Theatre's renovation and equipping of the Palace Theater. Any funds not expended by Boxcar on improvements and equipment shall be returned to the Company. As of December 31, 2016 $250,000 had been prepaid to Boxcar, to support renovation and equipping of the Palace Theater.

The Company has entered into a Licensing Agreement with Speakeasy Rights LLC ("Speakeasy Rights"), in accordance with which it has acquired the rights to produce the Play in the City and County of San Francisco. This agreement specifies licensing fees to be paid by the Company to Speakeasy Rights. The managing members of the Company are also the managing members of Speakeasy Rights, and will participate financially in any net income earned by Speakeasy Rights. The prepaid expenses as of December 31, 2016 were $8,335 paid to Speakeasy Rights LLC, in respect of advance licensing fees due in accordance with the License Agreement for the Play. The accounts receivable from Speakeasy Rights were $329 as of December 31, 2016 and they represent the net expenses paid by the Company on behalf of Speakeasy Rights.

Note F – Commitments and Contingencies

The Company has entered into contractor agreements with a variety of creative and production personnel. These contracts specify $20,000 to be paid by the Company during the initial term of the Agreement which shall continue through to and including June 12, 2016, and ongoing compensation from June 13, 2016 through to and including July 10, 2016 of $55 for every paid public performance and rehearsal for nine contractors and $100 for every paid public performance and $55 for every rehearsal for one contractor.

Note G – Loans

The Company has executed loan documents to be co-borrower, with Boxcar Theatre Inc., on a non-revolving line of credit in the amount of $1,000,000 issued by California Bank of Commerce. The loan terms include: loan origination date of March 1, 2016 and term of 18 months; full amortization over 18 months; interest rate of 6%; interest-only payments for first three months; fixed monthly payment of $10,000 for remainder of loan term; monthly cash collateral deposit of $60,000 for final 15 months of loan term. The managing members of the Company, David Gluck, Nick A. Olivero, Geoffrey N. Libby, have all signed as guarantors, as has Speakeasy Rights LLC, an entity under common control of the managing Members. As of December 31, 2016, the outstanding balance of the loan was $980,217, which is offset on the Company's Statement of Financial Condition by a right of use asset of a like amount.

Note H- Subsequent Events

The Company evaluated subsequent events through April 7, 2016, the date these financial statements were available to be issued.